Grupo PRISA

04035859

RECEIVED
2004 JUL 30 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

SUPPL

No. Fax: 91.330.10.70

Date: 26/07/04
No. of pages (including this one): - 55 -

PROCESSED
JUL 3 0 2004
THOMSON FINANCIAL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) Notice of significant event (*Comunicación de hecho relevante*), dated May 7, 2004, regarding the acquisition by Promotora de Informaciones, S.A. to the Colombian Group Valores Bavaria, of 13,24% of the share capital of the Spanish company GRUPO LATINO DE RADIO, S.L. The notification (in Spanish) is attached as **Item 1**. No English translations, versions or summaries of this document have been prepared.

B) Notification of a press release, dated June 3, 2004, regarding the agreement entered into between Radiópolis and Radiorama, for a radio stations affiliation and a license of use of trademarks. The notification (in Spanish) is attached as **Item 2**. No English translations, versions or summaries of this document have been prepared.

C) Notice of significant event (*Comunicación de hecho relevante*), dated June 28, 2004, regarding the resolution adopted by the Board of Directors in order to require to those shareholders that have not recorded yet their shares on the book-entry system, to carry out the necessary managements to record said shares to their name, before the 15th of July. The

dlw 7/30

Comunicación de hecho relevante (in Spanish) is attached as **Item 3**. No English translations, versions or summaries of this document have been prepared.

D) Notice of significant event (*Comunicación de hecho relevante*), dated July 15, 2004, regarding the approval by the Board of Directors of a Stock Options Plan, in accordance with the authorization granted by the General Shareholders Meeting held on April 15, 2004. The *Comunicación de hecho relevante* (in Spanish) is attached as **Item 4**. No English translations, versions or summaries of this document have been prepared.

D). Notice of significant event (*Comunicación de hecho relevante*), dated July 22, 2004, regarding the first semi- annual report of the year 2004. The notification (in Spanish) is attached as **Item 5.** An English language press release is attached as **Item 6.** The English version of the press release was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

Madrid, 7 de mayo de 2004

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES, S.A. (PRISA) comunica que ha adquirido del grupo empresarial y de medios de comunicación colombiano VALORES BAVARIA, la participación propiedad de este grupo, equivalente al 13,24%, en el capital social de la sociedad española GRUPO LATINO DE RADIO, SL.

El importe de la operación asciende a 20.000.000 de dólares.

La compraventa se ha realizado tras el pago de la deuda pendiente de VALORES BAVARIA con PRISA, por el mismo importe de 20.000.000 de dólares, a consecuencia del contrato de reajuste de precio de la inversión de PRISA en Caracol Radio.

Tras la citada compraventa GRUPO LATINO DE RADIO, SL queda participada al 100% por PRISA.

GRUPO LATINO DE RADIO, SL es la sociedad "holding" que agrupa la participación en las operaciones de radio del grupo PRISA en Costa Rica, Colombia, Chile, Estados Unidos, Francia, México y Panamá.

Item 2

Grupo PRISA

a la atención de las secciones de Comunicación y Economía

NOTA DE PRENSA

RADIÓPOLIS AMPLÍA AL 90% DEL TERRITORIO SU COBERTURA EN MÉXICO

Radiópolis y **Radiorama** han firmado un acuerdo de afiliación de estaciones y de licencia de uso de marcas por el que se amplia la cobertura de **Radiópolis** al 90% del territorio de México

El acuerdo incluye la incorporación a la actual red de **Radiópolis** de 41 estaciones (22 AM y 19 FM) alcanzando un total de 71 estaciones en las ciudades más importantes del país. **Radiópolis** proveerá sus contenidos de noticias, entretenimiento, deportes y música con sus marcas W Radio, 40 Principales, Ke Buena y Bésame Radio.

De esta manera, las programaciones de **Radiópolis** y las voces de sus comunicadores: Carlos Loret de Mola, Carmen Aristegui, Javier Solorzano, Francisco Javier González, Ezra Shabot, Fernanda Tapia, Juan "El Gallo" Calderon, Omar Chaparro, Eduardo Videgaray y Facundo, podrán sintonizarse en prácticamente todo México. Con este acuerdo se consolida una oferta nueva, moderna y atractiva de productos y servicios radiofónicos, beneficiando a sus audiencias con mejores contenidos informativos y de entretenimiento, garantizando a sus anunciantes interesantes y rentables inversiones.

Radiópolis es propiedad de Grupo Televisa y Grupo Prisa, empresas lideres en medios de comunicación y entretenimiento en el mundo de habla hispana. Radiorama es uno de los mayores y de los más importantes operadores de radio en México.

Radiópolis, es propietaria de las 5 marcas de radio que operan en toda la república, con los siguientes formatos:

W Radio, formato de programación hablada, cuyos noticiarios *Hoy por Hoy* son conducidos por los periodistas Carlos Loret de Mola, Carmen Aristegui y Javier

Departamento de Comunicación:
Gran Via, 32, 6º - 28013 Madrid
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es

Solorzano. La oferta deportiva cubierta con la estructura periodística de *Estadio W*, encabezada por Francisco Javier Gonzalez. El análisis político y económico del programa *Poder y Dinero* con Ezra Shabot,. El entretenimiento con programas conducidos por Fernanda Tapia y Juan "El Gallo" Calderón, entre otros.

40 Principales, de formato juvenil, con el mejor repertorio de música pop en español e inglés, cuya presencia internacional en países como España, Colombia, Chile, Costa Rica y Panamá, hacen de este sistema la más grande e importante cadena de radio musical para jóvenes de habla hispana.

Ke Buena, marca decana en el formato de música popular mexicana y un símbolo en su género.

Bésame Radio, formato musical romántico de catálogo que forma también parte de una gran cadena internacional en América Latina.

Estadio W, estación de deportes única en su género, que transmite en vivo 24 horas de programación y eventos deportivos.

CIUDADES DE LA RED DE EMISORAS


Mexicali
San Luis Río Colorado
El Paso (Texas)
Nogales
Ciudad Obregón
Chihuahua
Nuevo Laredo
Torreón
Culiacán
Monterrey
Durango
Aguascalientes
Mazatlan
San Luis Potosí
Tampico
Tepic
León
Guadalajara
Querétaro
Poza Rica
Ciudad del Carmen
Puerto Vallarta
Salamanca
Tulancingo
Distrito Federal
Veracruz
Colima
Celaya
Coatzacoalcos
Chilpancingo
Cuernavaca
Villahermosa
Acapulco
Oaxaca

Madrid, 2 de Junio de 2004

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

PROMOTORA DE INFORMACIONES, S.A.

Conforme a lo acordado por el Consejo de Administración de Promotora de Informaciones, S.A., se invita a los propietarios de acciones de esta sociedad que todavía no las hayan inscrito a su nombre en el Registro Contable, a que realicen las gestiones necesarias para inscribir dichas acciones a su favor antes del próximo día 15 de julio, fecha a partir de la cual se procederá a la venta de las acciones, a través de una sociedad o agencia de valores, y al depósito del importe líquido obtenido de la venta, a disposición de los interesados, en el Banco de España o en la Caja General de Depósitos, en cumplimiento del artículo 4.5 del "Real Decreto 116/1992 de 14 de febrero, sobre representación de valores por medio de anotaciones en cuenta y compensación y liquidación de operaciones".

Madrid, 25 de junio de 2004.- El Secretario del Consejo de Administración.

Madrid, 15 de julio de 2004

COMUNICACIÓN DE INFORMACION RELEVANTE

Por la presente les comunicamos que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A. celebrado en el día de hoy, ha aprobado un Plan de Retribuciones consistente en la entrega de opciones sobre acciones de la Sociedad, para los Consejeros Ejecutivos y Directivos del Grupo Prisa, conforme a la autorización concedida por la Junta General Ordinaria de 15 de abril de 2004.

El Consejo de Administración, a propuesta del Comité de Retribuciones y Nombramientos, ha acordado ofrecer un total de 185.000 opciones a Consejeros Ejecutivos de la Sociedad y 1.483.500 opciones a Directivos del Grupo Prisa.

Cada opción dará derecho a comprar o suscribir una acción de la Sociedad. Las opciones podrán ejercerse a partir del 31 de julio de 2007 hasta el 31 de enero de 2008.

Conforme a lo aprobado por la Junta General, el precio de ejercício es de 13,40 euros por cada acción (que corresponde a la media aritmética simple de los precios de cierre de la cotización de las acciones de la Sociedad en el mercado continuo, durante los 90 días hábiles inmediatamente anteriores a la fecha de celebración de la Junta General Ordinaria de la Sociedad de 15 de abril de 2004).

ITEM 5

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

CONTENIDO INFORMACIÓN SEMESTRAL

		Individual	Consolidado
I. Datos identificativos del emisor	0010	X	
II. Variación del grupo consolidado	0020		X
III. Bases de presentación y normas de valoración	0030	X	X
IV. Balance de situación	0040	X	X
V. Cuenta de perdidas y ganancias	0050	X	X
VI. Distribución por actividad del importe neto de la cifra de negocio	0060	X	X
VII. Número de personas empleadas	0070	X	X
VIII. Evolución de los negocios	0080	X	X
IX. Dividendos distribuidos	0090	X	
X. Hechos significativos	0100	X	X
XI. Anexo explicativo hechos significativos	0110	X	X
XII. Informe especial de los auditores	0120	X	

Siguiente ▸

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

II) VARIACIÓN DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO

VARIACIONES DEL PERÍMETRO DE CONSOLIDACIÓN

Unidad de negocio de Televisiones locales

-Unión de Televisiones Gallegas, S.A. El porcentaje de participación de Pretesa en esta sociedad se incrementa del 25% al 29,5%. Como resultado, la participación indirecta de Prisa en Unión de Televisiones Gallegas, S.A asciende al 22,13%. Se consolida por puesta en equivalencia.

-Televisión Alpujarra, S.L. Productora de Televisión de Almería adquiere una participación del 51% en el capital social de dicha sociedad. Como consecuencia, la participación indirecta de Prisa en Televisión Alpujarra, S.L. es del 24,52%. Se consolida por puesta en equivalencia.

- Legal Affairs Consilium, S.L Pretesa aquiere un 100% en la sociedad. La participación indirecta de Prisa en la sociedad es del 75%. Se consolida por integración global.

-Collserola Audiovisual, S.L Legal Affairs Consilium, S.L tiene una participación del 92% en el capital social de la sociedad. La participación indirecta de Prisa es del 69%. Se consolida por integración global.

-Canal 4 Navarra, S.L. El porcentaje de participación de Pretesa en esta sociedad se incrementa hasta el 100%. Prisa participa indirectamente en Canal 4 Navarra en un 75%. Se consolida por integración global.

Unidad de negocio Ocio y Entretenimiento

-Lirics and Music, S.L. En marzo de 2004 Gran Vía Musical incrementa su participación en esta sociedad desde el 60% al 100%. Como consecuencia, la participación indirecta de Prisa asciende al 100%. Se consolida por integración global.

- El Diablo Distribución, S.L. Gran Vía Musical de Ediciones, S.L incrementa en un 8,6% su participación en la sociedad, hasta el 100%. La participación indirecta de Prisa asciende al 100%. Se consolida por integración global.

Unidad de negocio de Santillana

-Suma de Letras, S.L. En febrero de 2004 se comunica la adquisición por parte de Santillana Ediciciones Generales, S.L de las participaciones representativas del 50% del capital social de Suma de Letras, S.L. Santillana Ediciones Generales, S.L ya era titular del restante 50% del capital social de Suma de Letras, S.L y completa así su participación del 100% en el capital de la sociedad. La participación indirecta de Prisa en Suma de Letras, S.L asciende al 100%. Se consolida por integración global.

Unidad de negocio Prisacom

-Infotecnis 11824, S.L. En enero de 2004 se constituye la sociedad Infotecnis 11824, S.L, sociedad dedicada a la prestación de servicios de información a usuarios por vía telefónica. La participación directa de Prisacom en la sociedad asciende al 50%, por lo que la participación indirecta de Prisa en Infotecnis 11824, S.L es del 50%. Se consolida por integración proporcional.

Unidad de negocio Radio

-Radio Jaén, S.L. En abril de 2004, La Sociedad de Servicios, R, Unión Radio, S.L incrementa su porcentaje de participación en esta sociedad desde el 25,33% hasta el 35,99%. La participación indirecta de Prisa en Radio Jaén asciende al 28,79%. Se consolida por puesta en equivalencia.

Unidad de negocio de Medios Internacional

-Grupo Latino de Radio, S.L. En mayo de 2004 Prisa adquiere un 13,24% en el capital social de esta sociedad. Como consecuencia, la participación indirecta de Prisa en Grupo Latino de Radio asciende al 100%. Se consolida por integración global.

-Parisiennes Regie S.A.R.L. En mayo de 2004 se constituye esta sociedad, participada al 25% por Regie Musique Latina. Consecuentemente, la participación indirecta de Prisa en Parisiennes Regie S.A.R.L asciende al 17,74%. Se consolida por puesta en equivalencia.

Unidad de Distribución

-Marina Press Distribuciones, S.A. En mayo de 2004 Redprensa, S.L adquiere un 30% de esta sociedad. La participación indirecta de Prisa en Marina Press Distribuciones, S.A asciende al 30%. Se consolida por puesta en equivalencia.

- Prensa Serviodiel, S.L En mayo de 2004 Distrimedios, S.A adquiere un 70% en el capital social de esta sociedad. Como resultado, la participación indirecta de Prisa en Prensa Serviodiel es del 20,3%. Se consolida por puesta en equivalencia.

◄ Anterior Siguiente ►

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

III) BASES DE PRESENTACIÓN Y NORMAS DE VALORACIÓN

Se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales y que en la última comunicación de resultados.

◄ Anterior Siguiente ►

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

IV) BALANCE DE SITUACIÓN DE LA SOCIEDAD INDIVIDUAL

(Unidades en miles de euros)

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSO NO EXIGIDOS	**0200**	0	0
I. Gastos de Establecimiento	**0210**	1.810	2.578
II. Inmovilizaciones Inmateriales	**0220**	4.835	3.091
II.1 Derechos s/bienes en régimen de arrendamiento financiero	**0221**	0	0
II.2 Otro inmovilizado inmaterial	**0222**	4.835	3.091
III Inmovilizaciones materiales	**0230**	76.105	81.421
IV. Inmovilizaciones financieras	**0240**	736.491	601.303
V. Acciones proias a largo plazo	**0250**	29.706	28.713
VI. Deudores por operaciones tráfico a largo plazo	**0255**	0	0
B) INMOVILIZADO	**0260**	848.947	717.106
c) *GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS*	**0280**	3.330	0
I. Accionistas por desembolsos exigidos	**0290**	0	0
II. Existencias	**0300**	0	0
III. Deudores	**0310**	37.098	69.053
IV. Inversiones financieras temporales	**0320**	168.658	173.243
V. Acciones propias a corto plazo	**0330**	0	0
VI. Tesorería	**0340**	124	99
VII. Ajustes por periodificación	**0350**	2.182	1.037
D) ACTIVO CIRCULANTE	**0360**	208.062	243.432
TOTAL ACTIVO (A+B+C)	**0370**	1.060.339	960.538

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital suscrito	**0500**	21.881	21.881
II. Reservas	**0510**	563.130	508.138
III. Resultados de ejercicios anteriores	**0520**	0	0

IV. Resultado del periodo	**0530**	20.934	49.574
V. Dividendos a cuenta entregados en el ejercicio	**0550**	0	0
A) FONDOS PROPIOS	**0560**	605.945	579.593
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS	**0590**	1.948	6.858
C) PROVISIONES PARA RIESGOS Y GASTOS	**0600**	16.516	9.448
I. Emisión de obligaicones y otros valores negociables	**0610**	162.300	0
II. Deudas con entidades de crédito	**0615**	233.402	231.842
III. Deudas con empresas del grupo y asociadas	**0620**	4.404	4.404
IV. Acreedores por operaciones de tráfico a largo plazo	**0625**	0	0
V. Otras deudas a largo	**0630**	3.314	4.038
D) ACREEDORES A LARGO PLAZO	**0640**	403.420	240.284
I. Emision de obligaciones y otros valores negociables	**0650**	0	0
II. Deudas con entidades de crédito	**0655**	23.478	90.319
III. Deudas con empresas del grupo asociadas	**0660**	1.642	25.973
IV. Acreedores comerciales	**0665**	4.618	3.244
V. Otras deudas a corto	**0670**	2.584	0
VI. Ajustes por periodificación	**0680**	188	4.819
E) ACREEDORES A CORTO PLAZO	**0690**	32.510	124.355
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	**0695**	0	0
TOTAL PASIVO (A+B+C+D+E+F)	**0700**	1.060.339	960.538

◄ Anterior Siguiente ►

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

V) RESULTADOS INDIVIDUALES DE LA SOCIEDAD

(Unidades en miles de euros)

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
+ Importe neto de la cifra de negocio	0800	56.310	61.991
+ Otros ingresos	0810	0	0
+/- Variación existencias productos terminados y en curso	0820	0	0
= VALOR TOTAL DE LA PRODUCCION	0830	56.310	61.991
- Compras netas	0840	0	0
+/- Variación existencias mercaderías, materias primas y otras materias consumibles	0850	0	0
- Gastos externos y de explotación	0860	-5.093	-4.909
= VALOR AÑADIDO AJUSTADO	0870	51.217	57.082
+/- Otros gastos e ingresos	0880	0	0
- Gastos de personal	0890	-5.363	-5.200
= RESULTADO BRUTO DE EXPLOTACION	0900	45.854	51.882
- Dotación amortizaciones inmovilizado	0910	-3.304	-3.148
- Dotaciones al fondo de reversión	0915	0	0
- Variación provisiones de circulante	0920	0	0
= RESULTADO NETO DE EXPLOTACION	0930	42.550	48.734
+ Ingresos financieros	0940	6.555	4.861
- Gastos financieros	0950	-4.808	-7.816
+ Intereses y diferencias cambio capitalizados	0960	0	0
- Dotación amortización y provisiones financieras	0970	0	0
= RESULTADO ACTIVIDADES ORDINARIAS	1020	44.297	45.779
+/- Resultados procedentes del inmovilizado inmaterial, material y cartera de control	1021	0	88
- Variación provisiones inmovilizado inmaterial, material y cartera de control	1023	-33.601	-7.173
+/- Resultados por operaciones con acciones y obligaciones propias	1025	0	0
+/- Resultados de ejercicios anteriores	1026	0	-481
+/- Otros resultados extraordinarios	1030	-3.844	8.734
= RESULTADO ANTES DE IMPUESTOS	1040	6.852	46.947
+/- Impuestos sobre sociedades y otros	1042	14.082	2.627
= RESULTADO DEL EJERCICIO	1044	20.934	49.574

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

IV) BALANCE DE SITUACIÓN DE LA SOCIEDAD CONSOLIDADA

(Unidades en miles de euros)

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSO NO EXIGIDOS	**1200**	0	64
I. Gastos de Establecimiento	**1210**	10.830	17.843
II. Inmovilizaciones Inmateriales	**1220**	108.224	131.554
II.1 Derechos s/bienes en régimen de arrendamiento financiero	**1221**	23.758	56.921
II.2 Otro inmovilizado inmaterial	**1222**	84.466	74.633
III Inmovilizaciones materiales	**1230**	294.711	333.257
IV. Inmovilizaciones financieras	**1240**	267.141	165.125
V. Acciones de la sociedad dominante a largo plazo	**1250**	29.706	28.713
VI. Deudores por operaciones tráfico a largo plazo	**1255**	0	0
B) INMOVILIZADO	**1260**	710.612	676.492
C) FONDO DE COMERCIO DE CONSOLIDACION	**1270**	331.736	244.528
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**1280**	14.471	5.271
I. Accionistas por desembolsos exigidos	**1290**	0	0
II. Existencias	**1300**	101.340	105.663
III. Deudores	**1310**	511.494	507.269
IV. Inversiones financieras temporales	**1320**	25.119	15.540
V. Acciones de la sociedad dominante a corto plazo	**1330**	0	0
VI. Tesorería	**1340**	23.443	19.979
VII. Ajustes por periodificación	**1350**	17.942	19.001
E) ACTIVO CIRCULANTE	**1360**	679.338	667.452
TOATAL ACTIVO (A+B+C+D+E)	**1370**	1.736.157	1.593.807

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital suscrito	**1500**	21.881	21.881

II. Reservas sociedad dominante	1510	563.130	508.179
III. Reservas sociedades consolidadas	1520	101.896	110.871
IV. Diferencias de conversión	1530	-45.335	-44.609
V. Resultados atribuibles a la sociedad dominante	1540	45.217	33.648
VI. Dividendos a cuenta entregados en el ejercicio	1550	0	0
A) FONDOS PROPIOS	1560	686.789	629.970
B) SOCIOS EXTERNOS	1570	21.026	27.171
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	0
D) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS	1590	7.051	22.364
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	19.634	21.217
I. Emisión de obligaicones y otros valores negociables	1610	162.300	0
II. Deudas con entidades de crédito	1615	330.975	344.787
III. Acreedores por operaciones de trafico a largo plazo	1625	0	0
IV. Otras deudas a largo	1630	25.703	24.662
F) ACREEDORES A LARGO PLAZO	1640	518.978	369.449
I. Emision de obligaciones y otros valores negociables	1650	0	0
II. Deudas con entidades de crédito	1655	111.770	180.154
III. Acreedores comerciales	1665	188.695	184.773
IV. Deudas a corto	1670	174.604	152.835
V. Ajustes por periodificaicón	1680	7.610	5.874
G) ACREEDORES A CORTO PLAZO	1690	482.679	523.636
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695	0	0
TOTAL PASIVO (A+B+C+D+E+F+G+H)	1700	1.736.157	1.593.807

◂ Anterior Siguiente ▸

Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

V) RESULTADOS DEL GRUPO CONSOLIDADO

(Unidades en miles de euros)

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
+ Importe neto de la cifra de negocio	1800	692.539	623.544
+ Otros ingresos	1810	30.002	25.465
+/- Variación existencias productos terminados y en curso	1820	0	0
= VALOR TOTAL DE LA PRODUCCION	1830	722.541	649.009
- Compras netas	1840	-229.214	-209.346
+/- Variación existencias mercaderías, materias primas y otras materias consumibles	1850	0	0
- Gastos externos y de explotación	1860	-186.564	-168.812
= VALOR AÑADIDO AJUSTADO	1870	306.763	270.851
+/- Otros gastos e ingresos	1880	0	0
- Gastos de personal	1890	-164.508	-162.886
= RESULTADO BRUTO DE EXPLOTACION	1900	142.255	107.965
- Dotación amortizaciones inmovilizado	1910	-36.957	-38.580
- Dotaciones al fondo de reversión	1915	0	0
- Variación provisiones de circulante	1920	-4.651	-4.679
= RESULTADO NETO DE EXPLOTACION	1930	100.647	64.706
+ Ingresos financieros	1940	5.607	3.308
- Gastos financieros	1950	-9.482	-11.051
+ Intereses y diferencias cambio capitalizados	1960	0	0
- Dotación amortización y provisiones financieras	1970	-16	-150
+/- Resultados de conversión	1980	-781	4.684
+/- Participación resultad. Sociedades puestas equivalencia	1990	-13.327	-1.709
- Amortización fondo comercio consolidación	2000	-9.877	-7.496
+ Reversión diferencias negativas de consolidación	2010	0	0
= RESULTADO ACTIVIDADES ORDINARIAS	2020	72.771	52.292
+/- Resultados procedentes del inmovilizado inmaterial, material y cartera de control	2021	2.935	15.176
- Variación provisiones inmovilizado inmaterial, material y cartera de control	2023	-1.603	-1.886
+/- Resultados por operaciones con acciones y obligaciones propias	2025	0	0
+/- Resultados de ejercicios anteriores	2026	-1.272	-5.285
+/- Otros resultados extraordinarios	2030	-13.355	-7.223

= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	**2040**	59.476	53.074
+/- Impuestos sobre beneficios	**2042**	-14.380	-18.907
= RESULTADO CONSOLIDADO DEL EJERCICIO	**2044**	45.096	34.167
+/- Reusltado atribuido a socios externos	**2050**	121	-519
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	**2060**	45.217	33.648

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Información Financiera Periódica

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

VI) DISTRIBUCIÓN POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

(Unidades en miles de euros)

ACTIVIDAD			INDIVIDUAL		CONSOLIDADO	
			Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
Ventas de publicidad		2100	0	0	265.141	243.119
Ventas de libros y derech		2105	0	0	153.278	145.667
Ventas de periódicos y re		2110	0	0	122.629	115.503
Otros ingresos		2115	56.310	61.991	151.491	119.255
		2120	0	0	0	0
		2125	0	0	0	0
		2130	0	0	0	0
		2135	0	0	0	0
		2140	0	0	0	0
Obra ejecutada pendiente de certificar (*)		2145	0	0	0	0
TOTAL I.N.C.N.		2150	56.310	61.991	692.539	623.544
Mercado Interior		2160	56.310	61.991	552.313	484.649
Exportación:	Unión europea	2170	0	0	4.733	13.042
	Paises O.C.D.E.	2173	0	0	44.743	44.376
	Resto paises	2175	0	0	90.750	81.477

- (*) Sólo empresas constructoras.

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Emisor: PROMOTORA DE INFORMACIONES, S.A.

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Semestre: 1 Ejercicio: 2004 Nif: A-28297059

VII) NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
TOTAL PERSONAS EMPLEADAS	3000	107	102	9.009	9.255

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Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 **Fin periodo: 30/06/2004**

Semestre: 1 **Ejercicio: 2004** **Nif: A-28297059**

IX) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

		% sobre nominal	Euros por acción	Importe (Miles de Euros)
1. Acciones ordinarias	3100	100,00	0,10	20.787
2. Acciones preferentes	3110	0,00	0,00	0
2. Acciones sin voto	3120	0,00	0,00	0

No aplica

Anterior Siguiente

Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

X) HECHOS SIGNIFICATIVOS

		SI/NO
1.- Adquisiciones o trasmisiones de participaciones.	3200	S
2.- Adquisiciones de autocartera.	3210	N
3.- Otros aumentos o disminuciones significativos del inmovilizado.	3220	S
4.- Aumentos y reducciones del capital social o del valor de los títulos.	3230	N
5.- Emisiones, reembolsos o cancelaciones de empréstitos.	3240	N
6.- Cambios de los administradores o del consejo de administración.	3250	N
7.- Modificaciones de los estatutos sociales.	3260	S
8.- Transformaciones, fusiones o escisiones.	3270	N
9.- Cambios significativos en la regulación instituciones.	3280	N
10.- Pleitos, litigios y contenciosos.	3290	N
11.- Situaciones concursales, suspensiones de pagos, etc.	3310	N
12.- Acuerdos especiales de limitación, cesión o renuncia.	3320	N
13.- Acuerdos estratégicos con grupos nacionales o internacionales.	3330	S
14.- Otros hechos significativos.	3340	S

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Emisor: PROMOTORA DE INFORMACIONES, S.A.

Inicio periodo: 01/01/2004 Fin periodo: 30/06/2004

Semestre: 1 Ejercicio: 2004 Nif: A-28297059

XI) ANEXO EXPLICATIVO DE HECHOS SIGNIFICATIVOS

Con fecha 12 de enero de 2004, Prisa comunica que se ha dado cumplimiento a las condiciones impuestas por la Dirección General de la Competencia de la Comisión de las Comunidades Europeas con motivo de la integración de las plantas de impresión del Grupo Prisa -agrupadas bajo su filial Prisaprint - y del Grupo Polestar en España.

Con fecha 15 de enero de 2004, Prisa informa de cambios en la composición del Comité de Auditoría y Cumplimiento.

El 6 de febrero de 2004, Promotora de Informaciones, S.A. comunica que su sociedad filial Santillana de Ediciones Generales, S.L ha adquirido de Ediciones B, S.A (Grupo Zeta) las participaciones representativas del 50% del capital social de Suma de Letras, S.A por un precio de 775.000 euros. Santillana de Ediciones Generales ya era titular del restante 50% del capital social de Suma de Letras, S.L y completa así su participación del 100% en el capital de esta sociedad.

Con fecha 27 de febrero de 2004 la sociedad remite información sobre los resultados del segundo semestre de 2003.

El 16 de marzo de 2004 Promotora de Informaciones, S.A comunica que ha adquirido un número de acciones de Sogecable que le permiten alcanzar una participación del 20,0018% del capital de esta última.

El 18 de marzo de 2004 Prisa comunica que el Consejo de Admimistración ha decidido celebrar su Junta General Ordinaria de Accionistas, previsiblemente en primera convocatoria, el 15 de abril de 2004.

Con fecha 18 de marzo de 2004 la sociedad comunica la aprobación del informe anual sobre Gobierno Corporativo, correspondiente al ejercicio 2003.

El 18 de marzo de 2004 Prisa comunica que su Consejo de Administración ha modificado el Reglamento del Consejo de Administración y adjunta una copia se su nuevo texto.

Con fecha 22 de marzo de 2004, Timón, S.A, comunica el pacto suscrito por esta sociedad, junto con otras personas físicas y jurídicas en relación con Promotora de Informaciones, S.A en el año 1992.

El 29 de marzo de 2004 la sociedad remite el anuncio de convocatoria de la Junta General Ordinaria de Accionistas, junto con la siguiente documentación: texto íntegro de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e informe de gestión referidos al ejercicio 2003 de la sociedad y su Grupo consolidado, así como los respectivos informes del auditor de cuentas (punto primero del orden del día); informe de los administradores en relación con las modificaciones estatutarias propuestas (punto quinto del orden del día); Informe de los Administradores en relación con la propuesta de plan de retribuciones mediante la entrega de opciones sobre acciones para los consejeros ejecutivos y los directivos de la sociedad, con autorización y delegación en el Consejo de Administración en relación con esta materia, incluyendo facultades para ampliar el capital social conforme a lo establecido en el artículo 153.1.B) de la Ley de Sociedades Anónimas, con facultad de excluir el derecho de suscripción preferente (punto séptimo del orden del día); Texto íntegro de las propuestas de acuerdos correspondientes a los puntos del orden del día, que el Consejo de Administración somete a la Junta General; e Informe anual elaborado por el Comité de Auditoría y Cumplimiento, correspondiente al ejercicio 2003.

Con fecha 6 de abril de 2004 la sociedad remite propuesta de acuerdos a la Junta General de Accionistas en la que por errata se modifica la página 2 del hecho relevante con número de registro 48535 de fecha 30 de marzo de 2004.

El 14 de abril de 2004, Prisa comunica que ha alcanzado un acuerdo con Universal Music Spain para la venta de los derechos discográficos de sus principales artistas y la explotación de los catálogos musicales, de las filiales de Prisa, Compañía Discográfica MUXXIC Records, S.A., Ediciiones Musicales Horus, S.A y Eurotropical Producciones Discográficas, S.L.

El 15 de abril de 2004 la sociedad remite información sobre los resultados del primer trimestre de 2004.

Con fecha 15 de abril de 2004 la sociedad comunicó que la Junta General de Accionistas acordó distribuir un dividendo con cargo a los resultados del ejercicio 2003 por un importe bruto de 0,10 euros por acción.

El 15 de abril de 2004 la sociedad comunica los acuerdos adoptados en la Junta General de Accionistas.

Con fecha 15 de abril de 2004 la sociedad comunica los acuerdos adoptados en el Consejo de Administración, donde se nombra presidente del mismo a Don Jesús Polanco Gutiérrez y consejero delegado a Don Juan Luis Cebrián Echarri.

Con fecha 15 de abril de 2004, la sociedad adjunta los textos de los discursos del presidente del Consejo de Administración y del Consejero Delegado en la Junta General Ordinaria.

Con fecha 10 de mayo de 2004, Promotora de Informaciones, S.A comunica que ha adquirido del grupo empresarial y de medios de comunicación colombiano, Valores Bavaria, la participación propiedad de este grupo, equivalente al 13,24% en el capital social de la sociedad española Grupo Latino de Radio, S.L.

El 3 de junio de 2004 se comunica que Radiópolis y Radiorama han firmado un acuerdo de afiliación de estaciones y de licencia de uso de marcas por el que se amplía la cobertura de Radiópolis al 90% del territorio de México.

El 28 de junio de 2004 la sociedad comunica que conforme a lo acordado por el Consejo de Administración se invita a los propietarios de las acciones de esta sociedad que todavía no las hayan inscrito a su nombre en el Registro Contable, a que realicen las gestiones necesarias para inscribir dichas acciones a su favor antes del 15 de julio de 2004.

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Emisor: PROMOTORA DE INFORMACIONES, S.A.

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Semestre: 1 Ejercicio: 2004 Nif: A-28297059

XII) INFORME ESPECIAL DE LOS AUDITORES

No aplica

◂ Anterior

ITEM 6

Grupo PRISA

1H 2004 results

July 22nd, 2004

EBIT OF PRISA AMOUNTED TO €101 MILLION IN THE FIRST SIX MONTHS OF THE YEAR.

The recovery of the advertising market, the performance of the promotions, the growth of the circulation figures and the cost-cutting initiatives in the new business divisions boosted these results

Revenues increased by 11.3%, up to €723 million, and net income amounted to €45 million, 34% higher

The most relevant issues during the first half of the year were the following:

- ***Growth of the advertising revenues*** (+9.1%). It is worth mentioning the performance of El Pais (+8.5%) and the radio business division (+4%).
- ***Newspaper & magazine sales*** grew by 6.2%. The 9% increase in the average daily circulation of El País, to 512,746 copies, should be highlighted.
- ***The promotions*** of the newspapers gave rise to an increase in revenues
- ***Good performance of the schoolbook campaigns***.
- ***Regional press and Prisacom*** improved their results on the back of advertising, circulation, and cost-cutting initiatives.
- ***The EBIT margin of the Group*** came in at 14%, as opposed to 10% in the same period of the previous year.

Other issues were the following:

- ***The restructuring*** at ***Cinco Días*** allowed it to record positive EBIT in the first six months of the year.
- ***Leisure & Entertainment*** improved its results, following the agreement with Universal
- Radiópolis (Mexico) signed an agreement with Radiorama, thereby widening its coverage to 90% of the Mexican territory.

JANUARY-JUNE 2004

During the first six months of the year Grupo Prisa increased its **revenues** by 11.3%, reaching €723 million.

EBIT boosted to €100.65 million, a 56% increase over the same period of the previous year, mainly due to the rise of the advertising revenues (+9.1%), the performance of the newspaper promotions and the growth of the circulation figures.

Control and strengthening of the **new business divisions**[1] continued, and overall, they improved the operating result by 10%. The operating improvements at Regional Press, Prisacom and the Music business division should be noted. The restructuring carried out at Cinco Días led the newspaper to change the sign of its figures, recording positive EBIT.

Schoolbook campaigns in Southern Latin America, which took place in the first quarter, experienced a good performance. The outlook for the campaigns in Spain and Mexico is promising.

It is worth mentioning the significant improvement of **Group's margins**. As such, during the first half of the year, the Group's EBIT margin came in at 13.9% as compared to the 10.0% achieved during the same period of the previous year.

Net profit reached €45 million, 34% higher than the one registered during the same period of the previous year.

ADVERTISING

During the first six months of the year, the Spanish advertising market showed **clear signs of growth**. The **advertising revenues of the Group (€265.14 million)** increased by **9.1%.**

PROMOTIONS

During the first half of the year revenues derived from promotions amounted to €83.04 million, contributing €17.66 million to EBIT.

It is worth mentioning the performance of the promotion of El País "La Enciclopedia". This promotion ended 30th May with an average of 330,000 copies sold per week.

[1] New business divisions include Local TV, Prisacom, International Media, Leisure & Entertainment and Regional Press

LATIN AMERICA

Latin America has demonstrated in 2004 a higher political and economic stability.

During the first half of 2004 revenues coming from this region amounted to €135.37 million, where most of them stemmed from Santillana.
Santillana showed growths in local currency terms in most of the countries where it is present. In addition, in this period, the exchange rate had a light positive impact in the total EBIT of the Group (€1.4 million).

There are still pending some important educational campaigns, such as that in Mexico, or some institutional sales in Brazil. Prospects are good for them.

Regarding International Media, the advertising investment increased by 3.2%. The exchange rate had not any material impact.

STATEMENT OF INCOME

The main financial figures of Grupo Prisa's income statement during the first half of 2004 can be summarized as follows:

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Revenues	**722.54**	**649.01**	**11.3**
EBITDA	**142.26**	**107.97**	**31.8**
EBIT	**100.65**	**64.71**	**55.5**
Financial Result	(4.67)	(3.21)	(45.5)
Equity Method Result	(13.33)	(1.71)	-
Goodwill Amortisation	9.88	7.50	31.7
Income before Extraordinary Items	**72.77**	**52.29**	**39.2**
Extraordinary Result	(13.29)	0.78	-
Income before taxes	**59.48**	**53.07**	**12.1**
Corporate income tax	14.38	18.90	(23.9)
Minority Interest	(0.12)	0.52	-
Net income	**45.22**	**33.65**	**34.4**

BUSINESS PERFORMANCE

Revenues increased by 11.3%, to €722.54 million, as compared to €649.01 million reached during the first half of 2003.

Revenue breakdown by business line was as follows:

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Advertising Revenues	265.14	243.12	9.1
Book & Rights Sales	153.28	145.67	5.2
Newspaper & Magazine Sales	122.63	115.50	6.2
Revenues derived from promotions	83.04	39.19	111.9
Printing Sales	30.82	40.81	(24.5)
Music Sales	17.82	21.39	(16.7)
Other Revenues	49.81	43.33	15.0
Total Revenues	**722.54**	**649.01**	**11.3**

Advertising revenues increased by 9.4% over the same period of the previous year.

The increase of the **advertising revenues** reflected in every media of the Group, as shown below:

€ Million	JANUARY-JUNE 2004	2003	Chg %
El País	90.91	83.81	8.5
Radio	92.82	89.25	4.0
Specialized Press	18.83	16.61	13.4
GDM	52.71	43.08	22.3
International Media	20.92	20.27	3.2
Local TV	7.22	4.32	67.1
Prisacom	2.06	0.99	108.1

Noteworthy was the advertising revenue performance in:

1- **El País**, whose indisputable leadership within the national press allowed it to increase the advertising revenues by 8.5%, confirming the reactivation of the advertising market.

2- **Radio**, fuelled by the leadership position of Prisa in this media format.

3- The **Regional Press** and **Local TV**, showing the growth potential of the local advertising market.

El País and the Radio business division accounted for 35% and 33% respectively of the consolidated advertising revenues of the Group.

Despite the depreciation of most of the Latin American currencies against the euro, **Book & Rights sales** increased by 5.2%, to €153.28 million.

It should be highlighted the sound performance of the educational campaigns in most of the Latin American countries in which they take place in the first quarter, mainly in Brazil, Chile and Argentina.
In Mexico, the institutional sales of books, part of which occur in the second quarter, rose by 10.9% with respect to the same period of the previous year.

Magazine and Newspaper sales experienced an increase of 6.2% reaching €122.63 million.

Revenues derived from promotions rose by 111.9%, to €83.04 million.

Printing sales declined by 24.5%, since the results of the printing company Dédalo have been consolidated by the proportionate consolidation method (40%) for the first

time in 2004. Dédalo was set up in 2003 following the agreement between Prisa and Polestar to merge their printing businesses in Spain.

<u>Music sales</u> experienced a decrease of 16.7%, due to the lower activity, the absence of new launchings and the agreement reached, in April, with Universal Music Spain, by virtue of which, Prisa sells the record rights of its main artists and the running of the music catalogues of its subsidiaries Compañía Discográfica Muxxic Records, S.A, Ediciones Musicales Horus, S.A. and Eurotropical Producciones Discográficas, S.L.

<u>**Other operating revenues**</u> increased by 15% mainly due to the higher revenues coming from the edition of magazines on behalf of third parties and renting. Additionally, the higher programming sales contributed to this growth.

Revenue breakdown by business line could be depicted as follows:


37%
21%
17%
25%
37%
22%
18%
23%
Advertising
Book and Rights
Newspapers
Others
1H 2004
1H 2003

Geographic breakdown of revenues during the first half of 2004 and 2003 was the following:

1H 2004


19%
81%
Spain
International

1H 2003


22%
78%
Spain
International

Approximately 79% of the Group's international revenues came from the publishing business division, Santillana, 17% stemmed from the International Media business division, whereas the remaining 4% corresponded to Dédalo, the printing unit.

EBIT amounted to €100.65 million, as compared to €64.71 million reached during the first half of the previous year, which demonstrates a 55.5% increase and was mainly due to:

- **Operating improvements experienced by El País and the Radio.**
- **Operating profit improvement at GDM Prisacom, the Regional Press, Leisure & Entertainment and Distribution.**

The financial result amounted to negative €4.67 million, as opposed to €3.21 million losses in the first half of 2003. This worsening was mainly due to the lower positive differences in the exchange rate recorded in 2004. As of June 30th the cost of debt was 2.4%.

The equity method result, mainly included the stakes in Sogecable, Antena 3 Radio and Iberbanda.

The stake in Sogecable, which has been increased to 20%, contributed €11.97 million losses. Iberbanda contributed losses amounting to €3.75 million.
On the other hand, the positive contribution of Antena 3 amounted to €4.01 million.

The **goodwill amortisation** increased by 31.7%, mainly due to the goodwill generated for the stake increase in Sogecable and Grupo Latino de Radio.

The **extraordinary result** amounted to negative €13.29 million, as opposed to positive €0.78 million in the first half of the previous year.
In the first half of 2003 the Group recorded €10.8 million extraordinary revenues as a result of the inclusion of Iberbanda into the scope of consolidation. These revenues are not generated again in 2004 and are the main reason that explains the negative change of the extraordinary result with respect to the previous year.

Consequently, **profit before taxes** increased by 12.1% with regard to the same period of the previous year, reaching €59.48 million.

The **corporate income tax** declined from €18.91 million in the first half of 2003 to €14.38 million in the first half of 2004, whereas the **minority interest** amounted to negative €0.12 million.

As a result, **net income** reached €45.22 million, as compared to €33.65 million registered in the same period of 2003. This demonstrates a 34.4% improvement.

BALANCE SHEET

ASSETS	€ Million 06/30/2004	€ Million 12/31/2003
TOTAL FIXED ASSETS	**710.61**	**722.09**
Start-up expenses	10.83	11.87
Intangible assets	108.22	114.26
Tangible fixed assets	294.71	292.13
Long-term financial investments	267.14	274.47
Treasury stock	29.71	29.36
GOODWILL IN CONSOLIDATION	**331.74**	**316.34**
DEFERRED CHARGES	**14.47**	**6.85**
CURRENT ASSETS	**679.34**	**581.36**
Inventories	101.34	91.06
Accounts receivable	511.50	429.83
Short-term financial investments	25.12	10.14
Cash	23.44	39.31
Prepayments	17.94	11.02
TOTAL ASSETS	*1,736.16*	*1,626.64*

LIABILITIES	€ Million 06/30/2004	€ Million 12/31/2003
TOTAL SHAREHOLDERS EQUITY	**686.79**	**660.67**
Capital Stock	21.88	21.88
Controlling company reserves	619.69	578.19
Income attributed to the controlling company	45.22	60.60
MINORITY INTEREST	**21.03**	**28.02**
DEFERRED REVENUES	**7.05**	**9.15**
PROVISIONS FOR CONTINGENCES AND EXPENSES	**19.63**	**19.84**
LONG TERM LIABILITIES	**518.98**	**481.79**
Payable to credit entities	330.97	296.56
Bonds issue	162.30	162.30
Other long-term liabilities	25.71	22.93
CURRENT LIABILITIES	**482.68**	**427.17**
Payable to credit entities	111.77	106.99
Trade accounts payable	188.70	192.37
Other short-term liabilities	174.60	122.91
Accrual accounts	7.61	4.90
TOTAL LIABILITIES	*1,736.16*	*1.626,64*

INVESTMENTS

Investments in long-term assets amounted to €89.74 million as opposed to €50.72 million during the same period of the previous year.
The breakdown of the investments by business division was the following:

INVESTMENTS 1H 2004	€ Million
Prisa	30.34
Publishing	16.54
Leisure & Entertainment	10.82
El País	8.69
Printing	5.69
Radio	5.28
Local TV	4.69
Other	7.69
Total	**89.74**

Prisa's investments, which amounted to €30.34 million, mainly included the stake increase in Sogecable (€12 million) and the acquisition of a 13.24% interest in Grupo Latino de Radio for €16.51 million.
The investments in Santillana mainly corresponded to prototypes. The investments at El País and the printing division mainly included rotaries.

The breakdown of the investments by type of long-term asset was as follows:

INVESTMENTS 1H 2004	€ Million
Start-up expenses	0.68
Intangible assets	22.87
Tangible fixed assets	28.82
CAPEX	**52.37**
Long-term financial investments	37.37
TOTAL INVESTMENTS	**89.74**

NET DEBT

The net debt as of June 30th, 2004 amounted to €556 million, in comparison to €516 million as of December 31st, 2003.

NET DEBT JUNE 2004	€ Million
Financial debt	605.04
Long term	493.27
Short term	111.77
Cash and short term financial investments	48.56
Net Debt	**556.48**

€162.3 million out of the long-term debt corresponded to bonds exchangeable for ordinary shares of the Group held as treasury stock. The issue of these bonds took place in December 2003. The financial debt amounted to €605.04 million and additionally the Group holds opened credit facilities amounting to €325 million.

The coupon of the bonds was set at 1.75% and since the remaining financial debt is linked to floating rates, 27% out of the total debt is linked to a fixed rate and the remaining 73% to a floating rate.

In addition, the long-term debt accounted for 82% of the total financial debt and by currency, 69% of the debt was denominated in euros and the rest in dollars.


18%
82%
Long term
Short term


31%
69%
Euros
Dollars

CASH FLOW STATEMENT

€ Million	06/30/2004	06/30/2003
EBIT	**100.65**	**64.71**
Depreciation & Amortisation	36.95	38.58
Change in Working capital items	(48.15)	(74.08)
CAPEX	(52.37)	(52.19)
Operating cash flow	**37.08**	**(22.98)**
Financial investments	(37.37)	(1.28)
Financial result	(4.67)	(3.21)
Extraordinary result	(13.29)	0.78
Dividends and Directors' compensation	(22.64)	(20.09)
Taxes	(14.38)	(18.91)
Other	15.19	12.12
NET DEBT CHANGE	**40.08**	**53.58**

The operating cash flow amounted to €37.08million. The higher operating profit, together with the improvement in the working capital change, contributed to significantly improving the operating cash flow generation.

BUSINESS DIVISIONS PERFORMANCE

- EBIT at **El País** increased by 67.5% over the same period of the previous year, up to €77.12 million, due to the increase in both the advertising and circulation revenues, as well as the contributions of the promotions. In addition, the EBIT margin stood at 34.8%, as compared to 29.2% in the first half of 2003.
- The revenues of the **Radio** division in Spain grew by 5.1%, with a 4% increase of the advertising revenues. EBIT increased by 5.5%.
- Good performance of the **schoolbook sales in Latin America**.
- **EBIT** at **Specialised and Regional Press** improved by 59.4% y-o-y.
- **Radiópolis** reached an agreement with Radiorama, increasing its coverage in Mexico to 90%.
- The Internet division - **Prisacom** - improved its operating profit.
- EBIT at **GDM** increased as a consequence of the recovery of the advertising market.
- Prisa began to consolidate by the proportionate consolidation method the results of the new printing company, **Dédalo.** Prisa hold a 40% stake in the new company.

REVENUES € Million	JANUARY-JUNE 2004	2003	Chg. %
El País	221.89	157.91	40.5
Specialised & Regional Press	62.27	58.65	6.2
Radio	104.29	99.19	5.1
Local TV	16.79	11.24	49.4
International Media	24.40	23.22	5.1
Education & General Editions	157.91	149.60	5.6
Prisacom	7.05	5.97	18.1
Leisure & Entertainment	39.55	52.28	(24.4)
Printing	38.60	57.24	(32.6)
GDM	52.71	43.08	22.4
Distribution	120.98	102.26	18.3
Other	13.17	9.75	35.1
Consolidation adjustments	(137.07)	(121.94)	20.3
TOTAL	**722.54**	**649.01**	**11.3**

EBIT € Million	JANUARY-JUNE 2004	2003	Chg. %
El País **EBIT Margin**	77.12 **34.8%**	46.05 **29.2%**	67.5
Specialised & Regional Press **EBIT Margin**	1.96 **3.2%**	1.23 **2.1%**	59.4
Radio **EBIT Margin**	21.30 **20.4%**	20.20 **20.4%**	5.5
Local TV **EBIT Margin**	(6.02) **(35.9%)**	(5.35) **(47.6%)**	(12.5)
International Media **EBIT Margin**	(2.93) **(12.0%)**	(1.84) **(7.9%)**	(59.2)
Publishing **EBIT Margin**	11.22 **7.1%**	12.44 **8.3%**	(9.8)
Prisacom **EBIT Margin**	(3.53) **(50.1%)**	(5.02) **(84.1%)**	29.7
Leisure & Entertainment **EBIT Margin**	(3.71) **(9.4%)**	(5.36) **(10.2%)**	30.8
Printing **EBIT Margin**	1.50 **3.9%**	3.91 **6.8%**	(61.7)
GDM **EBIT Margin**	3.40 **6.5%**	2.68 **6.2%**	26.9
Distribution **EBIT Margin**	1.87 **1.6%**	0.38 **0.4%**	-
Adjustments & Others	(1.53)	(4.61)	(58.8)
TOTAL **Margin**	**100.65** **13.9%**	**64.71** **10.0%**	**55.5**

EL PAÍS

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Operating Revenues	221.89	157.91	40.5
Operating Expenses	144.77	111.86	29.4
EBIT **%/Sales**	**77.12** **34.8%**	**46.05** **29.2%**	**67.5**
EBITDA **%/Sales**	**83.30** **37.5%**	**52.71** **33.4%**	**58.0**

Advertising Revenues


€ Million
+8.5%
120
100
80
60
40
20
0
83.8
90.9
1H 2003
1H 2004

Circulation Revenues


€ Million
+9.4%
90
80
70
60
50
40
30
20
10
0
46.1
77.1
1H 2003
1H 2004

El País improved its soundness and profitability during the first half of 2004, with a noteworthy increase in revenues (+40%) and a 67.5% improvement at EBIT level. The EBIT margin was 34.8%.

- **Advertising Revenues**, rose by 8.5% with respect to the same period of the previous year, confirming the reactivation of the advertising market. In the second quarter, the advertising revenues increased by 8.9% y-o-y.

- Circulation revenues, grew by 9.4%, to €74.40 million.

	January-June 2004	January-June 2003	Chg %
Average daily circulation	**512,746**	**469,879**	**9.1**
Weekly average circulation	**870,280**	**829,787**	**4.9**

The success of the promotions that took place in the first half of the year (the second edition of "Un País de Cine" and "Los discos de tu vida", "El País de Aventuras", "La Enciclopedia", "La Serie Negra", and a DVD collection) led revenues derived from promotions to increase from €4.64 million in the first half of 2003 to €55.35 million in the first half of 2004. It is worth mentioning the performance recorded by the promotion "La Enciclopedia".

Operating expenses increased in a lower proportion than the growth in revenues.
The newsprint consumption increased by 2.5% due to the higher circulation figures. The paper price declined by 6.3% over the same period of the previous year.

Profitability improved significantly - **EBIT** rose by 67.5% and the **EBIT margin** stood at 34.8%, as compared to the 24.1% posted in 1H 2003. Without the effect of the promotions, the EBIT margin would have been 34.5%.

SPECIALISED AND REGIONAL PRESS

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Operating Revenues	62.27	58.65	6.2
Operating Expenses	60.31	57.42	5.0
EBIT **%/Sales**	**1.96** **3.2%**	**1.23** **2.1%**	**59.4**
EBITDA **%/Sales**	**3.49** **5.6%**	**2.64** **4.5%**	**32.2**

Operating revenues (€ million)

JANUARY-JUNE



40
30
20
10
0
28,4
8,7
10,9
13,6
As
Cinco Días
Regional Press
Magazines

EBIT (€ million)

JANUARY-JUNE



2
1,5
1
0,5
0
1,5
0.1
0.8
0.6
As
Cinco Días
Regional Press
Magazines

The increase in revenues experienced by the Regional Press and the magazines, together with the remarkable control of expenses, allowed this division to record an operating profit of €1.96 million, as compared to €1.23 million in the first half of 2003, what demonstrates a 59.4% increase.

During the first half of the year, the key highlights of **Diario AS** were the following:

- A 17% increase of the advertising revenues in the second quarter of the year. Therefore, the advertising revenues cumulative to June increased by 7.2%.
- A reduction of the **newspaper sales**, which dropped by 1.6% due to a decline in the circulation figures. The **average daily circulation** reached 194,174 copies as opposed to 206,452 copies in the same period of the previous year.

Cinco Días recorded positive EBIT, as opposed to €0.69 million operating losses registered in the same period of the previous year. The increase of the advertising revenues (+4%), together with the reduction of the operating expenses, as a

consequence of the restructuring initiatives that took place in January 2004, explained this operating improvement.

The **average daily circulation** in Cinco Días amounted to 24,172 copies, as compared to 24,527 copies reached in the same period of the previous year.

Regional Press recorded €0.77 million EBIT, as opposed to €0.48 million registered in the same period of the previous year, which demonstrates a 59.1% increase. This improvement is namely explained by:

- Higher advertising revenues, which grew by 13.4%, namely due to the positive evolution of the local advertising.

- The growth of the newspaper sales, which increased by 34.6% with respect to the same period of the previous year.

In addition, the revenues of the **magazines** increased by 24.3%. It should be highlighted the circulation figures of Cinemanía (70,890 copies) and Rolling Stones and the favourable positioning of the magazine Gentleman in the market.

RADIO

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Operating Revenues	104.29	99.19	5.1
Operating Expenses	82.99	78.99	5.1
EBIT **%/Sales**	**21.30** **20.4%**	**20.20** **20.4%**	**5.5**
EBITDA **%/Sales**	**23.78** **22.8%**	**22.66** **22.9%**	**4.9**

During the first half of 2004, the revenues of the radio business division in Spain increased by 5.1%.

- The **advertising revenues** increased by 4% to €92.82 million.
- The **remaining revenues**, mainly included those derived from the "tarjeta 40" (agreement with la Caixa) rose by 15.4%.

EBIT rose by 5.5% y-o-y.

Regarding **audience**, the last EGM (Estudio General de Medios) confirmed the leadership of SER, in both conventional and music formats. It is worth mentioning that in the conventional radio format SER had 5,387,000 listeners, 187,000 more than in the same EGM of 2003.

The audience share of the main radio groups in Spain, both in conventional radio and radio formulas, was as follows:

Conventional Format


ONDA CERO
24%
SER
56%
COPE
20%

Music formats


ONDA CERO
20%
COPE
11%
SER
69%

LOCAL TV

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Operating Revenues	16.79	11.24	49.4
Operating Expenses	22.81	16.59	37.5
EBIT **%/Sales**	**(6.02)** **(35.9%)**	**(5.35)** **(47.6%)**	**(12.5)**
EBITDA **%/Sales**	**(4.69)** **(27.9%)**	**(4.10)** **36.5%**	**(14.4)**

The revenues of the Local TV recorded a significant growth during the first half of the year.

- The advertising revenues (43% of the operating revenues) increased by 67.3%, to €7.22 million.
- The programming sales (42% of the operating revenues) rose by 36.3%, to €7.02 million.

Advertising Revenues


€ Million
+67.3%
10
8
6
4
2
0
4.3
7.2
1S 2003
1S 2004

Programming Sales


€ Million
+466%
10
8
6
4
2
0
5.1
7.0
1S 2003
1S 2004

According to Sofres, the audience of Localia cumulative to June reached 9,609,840 spectators, which means 2,707,000 more than its main peer.

INTERNATIONAL MEDIA

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Operating Revenues	24.40	23.22	5.1
Operating Expenses	27.33	25.06	9.1
EBIT **%/Sales**	**(2.93)** **(12.0%)**	**(1.84)** **(7.9%)**	**(59.2)**
EBITDA **%/Sales**	**(0.50)** **(2.1%)**	**0.40** **1.7%**	**-**

Operating Revenues


€ Million
14
12
10
8
6
4
2
0
11.8
4.3
4.8
3.3
Caracol
Radiopolis
Particip. Radio Latin.
IGM

EBIT


€ Million
1
0,4
-0,2
-0,8
-1,4
-2
0.9
-0.0
-1.2
0.2
Caracol
Radiopolis
Particip. Radio Latin.
IGM

Caracol increased its revenues during the first half of the year, despite the slight depreciation of the Colombian peso versus the euro.

Participaciones de Radio Latinoamericana (PLR) increased its results. Revenues rose by 26.9% y-o-y, and the operating expenses were contained notably due to the restructuring and cost-cutting initiatives. This, together with the operating leverage of the radio business, led operating losses to decline by 13.8%.

Despite the political and economic crisis of Bolivia, the restructuring measures and the change in the shareholder structure that took place in **Inversiones Grupo Multimedia** in 2003, led to positive EBIT, as opposed to operating losses amounting to €0.28 million in the first half of the year.

The revenues in local currency terms of Radiópolis increased by 2%. Nevertheless, the depreciation of the Mexican peso versus the euro led revenues in euro terms to decrease by 13.1%.

In June of this year Radiópolis reached an agreement with Radiorama that will enable Radiópolis to ample its coverage in Mexico to 90% of the potential audience. The agreement includes the incorporation of 41 stations to the current network of Radiópolis, thereby reaching 71 stations in the largest cities of the country. Radiópolis will supply its content related to news, entertainment, sports and music with its brands W Radio, 40 principales, Ke Buena and Bésame Radio.

In addition, Prisa has acquired a 13.24% stake in the capital share of Grupo Latino de Radio, S.L (GLR) to the Colombian business and media group, Valores Bavaria. Thereby, Prisa holds a 100% interest in GLR.

EDUCATION AND TRAINING

€ Million	JANUARY-JUNE 2004	2003	Chg. %
Operating Revenues	157.91	149.60	5.6
Operating Expenses	146.69	137.16	7.0
EBIT **%/Sales**	**11.22** **7.1%**	**12.44** **8.3%**	**(9.8)**
EBITDA **%/Sales**	**27.04** **17.1%**	**27.70** **18.5%**	**(2.4)**

The schoolbook campaigns recorded good performances, with revenues substantially increasing in local currency terms in most of the countries.

It is worth mentioning the performance of the campaigns in Brazil, Argentina and Chile:

- In **Brazil,** the revenues grew by 22.5%. The cost-cutting initiatives gave rise to a 12.2% increase in EBIT. In this country some institutional sales will take place along the year.

- In **Argentina,** the higher political stability and the improvement of the Argentine economy facilitated the growth of the schoolbook sales, which increased by 14.1%.

- The schoolbook sales in **Chile** rose by 19% y-o-y.

- In **Mexico**, the institutional sales in euros increased by 10.9%, despite the depreciation of the Mexican peso against the euro.

In February 2004, Santillana acquired a 50% stake in the company Suma de Letras. As a result, Santillana holds a 100% interest in the capital share of Suma de Letras. Suma de Letras is a company devoted to publishing pocket editions, and it is present throughout Latin America, where it has subsidiaries in Mexico and Argentina. Additionally, it has a wide distribution network in the rest of the Latin American countries.

Geographic breakdown of evenues during the first half of 2003 and 2004 was as follows:

Geographic breakdown of revenues in 1H 2003


SPAIN
31%
AMERICA
69%

Geographic breakdown of revenues in 1H 2004


SPAIN
30%
AMERICA
70%

LEISURE & ENTERTAINMENT

€ Million	JANUARY-JUNE 2004	2003	Chg %
Operating Revenues	39.55	52.28	(24.4)
Operating Expenses	43.26	57.64	(24.9)
EBIT **%/Sales**	**(3.71)** **(9.4%)**	**(5.36)** **(10.2%)**	**30.8**
EBITDA **%/Sales**	**(0.67)** **(1.7%)**	**(2.08)** **(4.0%)**	**67.8**

Operating revenues


€ Million
60,0
50,0
40,0
30,0
20,0
10,0
0,0
52.3
39.6
1H 2003
1H 2004

EBIT


€ Million
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-5.4
-3.7
1H 2003
1H 2004

The new positioning of the Group in this business division reflected in its activity and gave rise to an operating improvement.

The decline in revenues and expenses was mostly due to the lower activity, derived from the agreement reached with Universal, by virtue of which, Prisa sells the record rights of its main artists and the running of the music catalogues of its subsidiaries Compañia Discográfica Muxxic Records, S.A, Ediciones Musicales Horus, S.A. and Eurotropical Producciones Discográficas, S.L.

The operating losses improved by 30.8% over the same period of the previous year.

PRISACOM

€ Million	JANUARY-JUNE 2004	2003	Chg %
Operating Revenues	7.05	5.97	18.1
Operating Expenses	10.58	10.99	(3.7)
EBIT **%/Sales**	**(3.53)** **(50.1%)**	**(5.02)** **(84.1%)**	**29.7**
EBITDA **%/Sales**	**(2.50)** **(35.5%)**	**(3.82)** **(64.0%)**	**34.6**

Prisacom increased its revenues by 18.1% due to the growth of the advertising revenues and the content sales.


Advertising revenues
€ Million
+108%
3,0
2,0
1,0
0,0
1.0
2.1
1H 2003
1H 2004


Content sales
€ Million
+50%
2,0
1,0
0,0
0.8
1.2
1H 2003
1H 2004

This, together with the control of expenses, which declined by 3.7% y-o-y, resulted in a 29.7% decrease in the operating losses.

In 2003 Prisacom began to develop, together with Santillana, the business of on-line educational platforms and has already reached important agreements, both in Spain and Latin America.

In addition, in January 2004 the company Infotecnia[2] began to be consolidated by the proportionate consolidation method. Prisacom has a 50% stake in this company, which is devoted to lending informative services to users by telephone.

In June 2004 the number of paid subscribers of the site El Pais.es amounted to 33,700.

[2] Telephonic information number 11824

MEDIA ADVERTISING SALES (GDM)

€ Million	JANUARY-JUNE 2004	2003	Chg %
Operating Revenues	52.71	43.08	22.4
Operating Expenses	49.31	40.41	22.0
EBIT **%/Sales**	**3.40** **6.5%**	**2.68** **6.2%**	**26.9**
EBITDA **%/Sales**	**3.57** **6.8%**	**2.90** **6.7%**	**23.1**

During the first half of 2004 the Spanish advertising market continued the upward trend that began in 2003 and experienced a remarkable growth.
The improvement was reflected in every media format of the Group, particularly on TV and general press.

Additionally, the improvement of the advertising market resulted in an increase of margins, and therefore, the net revenues of GDM increased by 12.5% over the same period of the previous year.

€ Million	JANUARY-JUNE 2004	2003	Chg %
Advertising Sales	**52.71**	**43.08**	**22.4**
Supplies	**41.42**	**33.04**	**25.4**
Net revenues	**11.29**	**10.04**	**12.5**

All this led EBITDA and EBIT to increase by 23.1% and 26.9% respectively.

The advertising managed by **GDM**, by type of media format and client, was as follows:

Type of media format **Type of client**


Internet: 1%
TV: 36%
Press: 19%
Radio: 44%
Group: 56%
Sogecable and third parties: 44%

PRINTING

€ Million	JANUARY-JUNE 2004	2003	Chg %
Operating Revenues	38.60	57.24	(32.6)
Operating Expenses	37.10	53.33	(30.4)
EBIT	**1.50**	**3.91**	**(61.7)**
%/Sales	**3.9%**	**6.8%**	
EBITDA	**5.40**	**9.45**	**(42.9)**
%/Sales	**14.0%**	**16.5%**	

In 2004 Grupo Prisa has begun to consolidate by the proportionate consolidation method (40%) the results of the new printing company, Dédalo.

Dédalo was set up in 2003, as a result of the merger of the printing businesses in Spain of Grupo Prisa and Polestar, and it is 40% equally owned by Grupo Prisa and Polestar, with the remaining 20% owned by Ibersuizas, the financial partner.

Revenue breakdown by geographic region (both national and exports) and type of client (Clients of the Group and third parties) was as follows:

Type of client

Clients of the Group: 19%



Third parties: 81%

Geographic region

Exports: 14%



National: 86%

During the first half of 2004, the new merged company has completed the shutting of the plant of Altamira, a plant with technology "commercial offset" located in the industrial area of Las Mercedes, in Madrid.
Additionally, the new company has focused the activity of "commercial offset" on the plant of Mateu Press, located in Pinto. This will generate economies of scale and synergy, as well as an improvement in the competitive position in the aforementioned segment of "commercial offset". This improvement will also be fuelled by the new rotary Lithoman IV, which has started its activity in May and will absorb part of the current activity of the shut plant.

Likewise, during the first half of 2004, Dédalo has made progress with the organizational and operational integration that result from a business merger.

For further information:

Grupo Prisa
Investor Relations department
Gran Vía 32, 6th Floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es